Filed pursuant to Rule 253(g)(2)

File No. 024-11181

Investment Grade R.E. Income Fund, LP

Supplement No. 2

to the Offering Circular

qualified July 13, 2022

Dated: August 23, 2022

This Supplement No. 2 to the Offering Circular originally qualified July 21, 2020 (this “Supplement”) supplements the post qualification amendment to the offering circular of Investment Grade R.E. Income Fund, LP (the “Company,” “we,” “us,” or “our”), qualified on July 13, 2022 as supplemented and amended from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated information relevant to one or more terms or sections of the Offering Circular as follows:

1.	The Plan of Distribution section of the Offering Circular, discussing the “Managing Dealer” is supplemented accordingly:

PLAN OF DISTRIBUTION

We intend to continue the offering until the earlier of (i) the sale of $40,000,000 in Units, or (ii) one year from the Qualification Date of this Post-Qualification Amendment No.2.

The purchase price for Units is $1,000, with a minimum purchase of $10,000 for ten Units.

The Units are being offered and sold by us, officers of the General Partner. No compensation will be paid to any of our or the General Partner’s officers or any affiliates thereof with respect to the sale of the Units.

On March 16, 2020, we entered into a managing dealer agreement with Emerson Equity LLC, a FINRA member broker dealer (the “Managing Dealer”) to provide advisory services to us for this offering. As of August 23, 2022 (the “Managing Dealer Change Date”) the managing dealer agreement with Emerson Equity, LLC (“Emerson”) was terminated and KCD Financial, Inc., a Wisconsin company, and Financial Industry Regulatory Authority (FINRA) member has replaced Emerson as the Managing Dealer as of the Managing Dealer Change Date. For purposes of the Offering Circular, any mention of Emerson on or after the Managing Dealer Change Date shall be replaced with KCD Financial, Inc..

~~On January 20, 2020, we entered into an~~ KCD Financial as a Registered Investment Adviser registered with the U.S. Securities and Exchange Commission will providing advisory services related to the ~~Investment Advisory and Administrative Services Agreement with the Managing Dealer whereby the Managing Dealer, by virtue of its California state registered investment adviser status, will act as the investment adviser to the Fund and~~ management of the investment and reinvestment of the assets of the Fund, subject to the General Partner’s supervision and approval. ~~We agreed to pay the Managing Dealer an annual fee of $2,000, payable quarterly, for its investment advisory services to us and to reimburse the Managing Dealer’s out of pocket expenses incurred in connection with its services to us. The Investment Advisory and Administrative Services Agreement is terminable at will by either party upon 30 days written notice~~.

~~On March 16, 2020, we entered into a Dealer Manager Agreement with the Managing Dealer whereby~~ The Managing Dealer, pursuant to its registration as a broker/dealer with the SEC and FINRA membership, will act as the exclusive dealer manager for this Offering, offer and sell the Units, and, in the discretion of the Managing Dealer, build a selling group consisting of other broker/dealers which are registered with the SEC and FINRA members (each individually, a “Soliciting Dealer” and, collectively with the Managing Dealer, the “Selling Group”).

(Underlined language indicates new language added. Crossed out language indicates deleted language)

2.	The Repurchase of Units section of the Offering Circular is supplemented accordingly:

In addition, when a repurchase request is made by a Limited Partner, the effective date of the repurchase cannot be earlier than ~~180~~ 90 days following the receipt of the redemption notice by the Fund.

(Underlined language indicates new language added. Crossed out language indicates deleted language)

3.	This Supplement adds a section to the Offering Circular discussing the Fund’s Distribution Reinvestment Program accordingly:

Distribution Reinvestment Program

The Fund has established a Distribution Reinvestment Program (“DRIP”) which permits investors to direct the Fund to allocate additional units in lieu of paying a cash distribution. By requesting the distributions be reinvested, investors authorize the Fund or its agents to reinvest any funds otherwise payable in cash into additional Units of the Fund. The price paid for the Units will be equal to the then current price per Unit which may be more or less than the original price paid for the Units. Units purchased through the DRIP will accrue distributions commencing the first of the month following the month the distributions would otherwise have been paid in cash. For example, a distribution payable in cash in January will be reinvested as of February 1st and distributions payable on the February reinvestment will be reinvested in March. For avoidance of doubt, investors will receive additional Units in lieu of cash distributions. The investor’s participation in the distribution plan can be revoked by providing the Fund written notice along with instructions as to where distributions should be paid. The Fund will cease reinvesting distributions the month following the month in which notice was received. Investors participating in the Reinvestment Plan agree to immediately notify the Fund in the event changes in the investor’s financial condition causes the investor to no longer meet the definition of accredited investor as set out in the subscription agreement or for non-accredited investors, the investor’s aggregate investment value in the fund exceeds the greater of 10% of the investor’s net worth or annual income.

(Underlined language indicates new language added. Crossed out language indicates deleted language)

4.	The “Accredited Investor” standard is modified to include

(ix) You hold in good standing one or more professional certifications or designations from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status.

(Underlined language indicates new language added. Crossed out language indicates deleted language)

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.